POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes, designates and appoints Demetrios "Taki" Vasilakis as such person's true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution and full power to act alone and without the other, for the undersigned and in the undersigned's name, place and stead, in any and all capacities, to:

a) execute for and on behalf of the undersigned, in the undersigned's capacity as a beneficial owner of outstanding shares of any class of equity securities having been registered by the issuer thereof (an "Issuer") under Section 12 of the Securities Exchange Act of 1934, or as an officer or director of any such Issuer, Schedules 13D and 13G and Forms 3, 4, and 5 in accordance with, as applicable, Section 13(d), Section 13(g), and Section 16 of the Securities Exchange Act of 1934 and the rules thereunder (or any successor schedules or forms);

b) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or 13G or Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and file such schedule or form with the SEC and, if required, any stock exchange or similar authority; and

c) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact, except that in respect of any person herein appointed as an attorney-in-fact of the undersigned, this Power of Attorney shall be revoked

and shall cease to be effective immediately with respect to such person at such time as such person shall no longer be employed by any of Nantahala Capital Management, LLC and its affiliates.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 14th day of September, 2026.

/s/ Daniel Mack

Name: Daniel Mack

ATTESTATION OF ELECTRONIC SIGNATURE

I hereby attest and agree to the use of my electronic signature to authenticate my typed signature appearing on any filing made with the U.S. Securities and Exchange Commission on my behalf, on behalf of Nantahala Capital Management, LLC ("Nantahala"), or on behalf of any Nantahala affiliate for which I am authorized to sign as an officer, director, authorized signatory, attorney-in-fact or otherwise (including in any exhibit to any such filing). I also agree and acknowledge that my electronic signature constitutes the legal equivalent of my manual signature for purposes of authenticating my typed signature on any such filing. I further attest and agree that I have and will maintain exclusive possession and control of any credential (e.g., password, cryptographic key or token) that is used to authenticate my identity for the purpose of giving my electronic signature or consent, including without limitation the email address dan@nantahalapartners.com.

This attestation shall remain in full force and effect until revoked by me in a signed writing delivered to Nantahala's Chief Compliance Officer.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 14th day of September, 2026.

/s/ Daniel Mack

Name: Daniel Mack

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes, designates and appoints Demetrios "Taki" Vasilakis as such person's true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution and full power to act alone and without the other, for the undersigned and in the undersigned's name, place and stead, in any and all capacities, to:

d) execute for and on behalf of the undersigned, in the undersigned's capacity as a beneficial owner of outstanding shares of any class of equity securities having been registered by the issuer thereof (an "Issuer") under Section 12 of the Securities Exchange Act of 1934, or as an officer or director of any such Issuer, Schedules 13D and 13G and Forms 3, 4, and 5 in accordance with, as applicable, Section 13(d), Section 13(g), and Section 16 of the Securities Exchange Act of 1934 and the rules thereunder (or any successor schedules or forms);

e) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or 13G or Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and file such schedule or form with the SEC and, if required, any stock exchange or similar authority; and

f) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact, except that in respect of any person herein appointed as an attorney-in-fact of the undersigned, this Power of Attorney shall be revoked

and shall cease to be effective immediately with respect to such person at such time as such person shall no longer be employed by any of Nantahala Capital Management, LLC and its affiliates.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 14th day of September, 2026.

/s/ Wilmot B. Harkey

Name: Wilmot B. Harkey

ATTESTATION OF ELECTRONIC SIGNATURE

I hereby attest and agree to the use of my electronic signature to authenticate my typed signature appearing on any filing made with the U.S. Securities and Exchange Commission on my behalf, on behalf of Nantahala Capital Management, LLC ("Nantahala"), or on behalf of any Nantahala affiliate for which I am authorized to sign as an officer, director, authorized signatory, attorney-in-fact or otherwise (including in any exhibit to any such filing). I also agree and acknowledge that my electronic signature constitutes the legal equivalent of my manual signature for purposes of authenticating my typed signature on any such filing. I further attest and agree that I have and will maintain exclusive possession and control of any credential (e.g., password, cryptographic key or token) that is used to authenticate my identity for the purpose of giving my electronic signature or consent, including without limitation the email address wil@nantahalapartners.com

This attestation shall remain in full force and effect until revoked by me in a signed writing delivered to Nantahala's Chief Compliance Officer.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 14th day of September, 2026.

/s/ Wilmot B. Harkey

Name: Wilmot B. Harkey

ATTESTATION OF ELECTRONIC SIGNATURE

I hereby attest and agree to the use of my electronic signature to authenticate my typed signature appearing on any filing made with the U.S. Securities and Exchange Commission on my behalf, on behalf of Nantahala Capital Management, LLC ("Nantahala"), or on behalf of any Nantahala affiliate for which I am authorized to sign as an officer, director, authorized signatory, attorney-in-fact or otherwise (including in any exhibit to any such filing). I also agree and acknowledge that my electronic signature constitutes the legal equivalent of my manual signature for purposes of authenticating my typed signature on any such filing. I further attest and agree that I have and will maintain exclusive possession and control of any credential (e.g., password, cryptographic key or token) that is used to authenticate my identity for the purpose of giving my electronic signature or consent, including without limitation the email address taki@nantahalapartners.com.

This attestation shall remain in full force and effect until revoked by me in a signed writing delivered to Nantahala's Chief Compliance Officer or Chief Accounting Officer.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 14th day of September, 2026.

/s/ Demetrios "Taki" Vasilakis

Name: Demetrios "Taki" Vasilakis